PINE GROVE ALTERNATIVE INSTITUTIONAL FUND
452 Fifth Avenue, 26th Floor
New York, NY 10018

July 26, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Jeffrey A. Foor, Division of Investment Management

Re:	Pine Grove Alternative Institutional Fund Registration Statement on Form N-2 (File Nos. 811-22860 and 333-189791)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pine Grove Alternative Institutional Fund, a Delaware statutory trust (the "Fund"), hereby respectfully requests acceleration of the effective date of the Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (the "Registration Statement") so that the Registration Statement may be declared effective by 9:00 a.m. on August 1, 2017 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

PINE GROVE ALTERNATIVE INSTITUTIONAL FUND

By:	/s/ Linzie Steinbach
Name:	Linzie Steinbach
Title:	Chief Financial Officer